FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

MANAGEMENT PROPOSAL

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) proposes the following for the next Extraordinary General Meeting of the Company:

1. Approve the execution of the Joint Venture Agreement (“Agreement”) entered into between the Company and its subsidiaries Mandala Empreendimentos e Participações S.A. (“Mandala”) and Globex Utilidades S.A. (“Globex”) and the controlling partners of Casa Bahia Comercial Ltda. (“Casa Bahia”) on December 4, 2009, pursuant to which have been provided the terms and conditions that shall rule the integration of their retail of durable goods, as well as the unification of their durable goods e-commerce activities (“Joint Venture”). The Joint Venture will allow synergies to the parties, in addition to offering benefits to consumers which will create a larger variety of products, better customer service and easier access to credit.

2. As provided for in the Agreement, the implementation of the Joint-Venture comprises the steps and transactions described hereunder:

2.1. The Company shall transfer to Globex at R$120,000,000.00 all commercial establishments where retail activities of durable goods are currently conducted (“Extra-Eletro Stores”), except for the retail activities of durable goods nowadays carried by the Company inside supermarkets and hypermarkets, which are not comprised by the Joint Venture.

2.2. Casa Bahia shall incorporate a new company (“Nova Casa Bahia” or “NCB”) by injection into such company’s capital, at book value, certain operational assets and liabilities, including employees, intellectual property rights and assets of Casa Bahia and a net debt of approximately R$950,000,000.00 all of which are related to the business of the Joint Venture (“Transferred Assets and Liabilities”).

2.2.1. The following items shall not be comprehended by the concept of Transferred Assets and Liabilities (i) all real estate owned by Casa Bahia; (ii) the interest held by Casa Bahia in Indústria de Móveis Bartira Ltda. (“Bartira”), equal to 75% of said company’s capital; (iii) the interest held in non-operating companies; (iv) the aircrafts and hangars; (v) a portion of its credit portfolio in the amount of R$1,067,273,000.00; and (vi) certain liabilities and provisions identified by the parties.

2.2.2. Each of such parties shall remain liable for the liabilities related to its respective businesses arising from acts and facts prior to the implementation of the Joint Venture, having provided one another with guarantees in respect of the fulfillment of the indemnification obligations.

2.3. Following the transference of the Transferred Assets and Liabilities, the parties shall have the integrality of Nova Casa Bahia’s capital injected into Globex through a merger of the shares issued by Nova Casa Bahia into Globex, or other structure the parties may mutually agree upon and deem to be more efficient at the time. Globex shall remain as a Publicly-Held Company with its securities negotiated within BM&FBOVESPA.

2.4. Simultaneously to the transference of the Transferred Assets and Liabilities, the partners of Casa Bahia shall cause Casa Bahia and Nova Casa Bahia to enter into leasing agreements in relation to all operational real estate whether owned by Casa Bahia and/or its partners and/or their first degree relatives, which are to be occupied by Nova Casa Bahia toward conducting the activities of the Joint Venture, and assignment agreements or subleasing agreements of such other real estate that Casa Bahia leases from third parties.

2.5. As regards Bartira, a Furniture Supply Agreement shall be executed in order to provide for an exclusive and on-demand supply to Globex and Nova Casa Bahia for a 3-year period. Nova Casa Bahia shall have 25% of the capital of Bartira solely for the purposes of safekeeping its rights under the aforesaid supply agreement.

2.6. The Joint Venture also aims to unite, in one or more companies, the e-commerce of durable goods currently pertaining to Globex, Casa Bahia and the Company (collectively, “Nova PontoCom”). The transference of such e-commerce businesses shall be made by means of one transaction or a series thereof to be implemented by the parties in accordance with the structure deemed more efficient by the parties. As a result of the integration of the e-commerce businesses pursuant to the terms abovementioned, Casa Bahia shall hold an interest in Nova PontoCom of 17% of the capital of the company.

2.7. The Company shall proceed with the Public Offer of Globex Shares set forth in Article 254-A of Law No. 6,404/76 and CVM Rule No. 361/02 (“Tender Offer”).

2.7.1. Once the Joint Venture has been concluded, the Company shall hold a total and voting interest in Globex corresponding to 50% of the voting capital plus one ordinary share, while Casa Bahia shall hold 47.8429% of ordinary shares and 2.2186% of preferred shares, the latter which will be either convertible into ordinary shares or redeemed depending on the results of the Tender Offer.

2.7.2. Considering that it is the intention of the parties that Casa Bahia to reach, after the Joint Venture, an interest of up to forty-nine per cent (49%) in the voting and total capital of Globex, which depends on the acceptance of the Tender Offer among the minority shareholders, up the transfer of Nova Casa Bahia to Globex, pursuant to item 2.3 abovementioned, Casa Bahia shall receive Globex preferred shares, whose only preference will be the priority in reimbursement should Globex enter liquidation, corresponding to 2.2186% of Globex’s total capital for the same issue price of common shares. Preferred shares shall not be tradable in the stock exchange or over-the-counter market and may be swapped into Globex common shares or redeemed by the company, under the following conditions: (i) for each 100 Globex common shares that the Company acquires in the Tender Offer, Casa Bahia shall convert 105 preferred shares into ordinary ones and/or (ii) if, after the Tender Offer settlement, there are still preferred shares left unconverted Globex shall redeem said shares for the same price they have been issued. Should tranches lower than 100 shares be acquired in the Tender Offer, the conversion will be proportional. Interest percentage established herein may be changed due to the structure adopted.

3. Globex, Casa Bahia and the Company expect that the Joint Venture will be implemented in 120 days counted from the disclosure of the Material Fact on December 4, 2009. The integration of the businesses described herein take place simultaneously (“Joint Venture Implementation”).

4. With the Joint Venture, the Governance Globex will be ruled as follows:

4.1. Shareholders’ Agreement. At the conclusion of the Joint Venture, the Company and Casa Bahia shall sign a shareholders’ agreement in relation to their shares in Globex valid for a period of six years, setting out provisions as to certain shareholders’ rights in connection with the governance of Globex.

4.2. Board of Directors. The Company shall be entitled to appoint the majority of the members of the Board of Directors of Globex and Casa Bahia shall be able to appoint a number of such members according to its interest in the company. The Chairman of the Board of Directors shall be Mr. Michael Klein as appointed by the Company.

4.3. Officers. For the first two years of office, the Board of Directors shall appoint the officers of Globex as follows: (i) Raphael Klein as Chief Executive Officer; (ii) Jorge Herzog as Executive Vice-President; and (iii) Roberto Fulcherberguer as Executive Vice-President. Until the first meeting of the Board of Directors counted as of the execution of the Shareholders’ Agreement, Globex shall name the professional who will act as Chief Financial Officer and Investor Relations Officer, notwithstanding other names it may deem fit to be appointed as officers of Globex.

4.4. Shares Disposal Covenants. During the first twelve months counted from the Joint Venture Implementation, Casa Bahia cannot dispose of any of its Globex shares. From the 13th month through the end of the 47th month following the Joint Venture Implementation, Casa Bahia may dispose, in an organized fashion, of up to 28.5% of its Globex shares and, from the 48th month onward Casa Bahia may dispose of its Globex shares, provided, however, that it shall retain an interest equal to at least 50% of its stake in Globex at the execution of the Shareholders’ Agreement. Throughout the first 24 months counted from the Joint Venture Implementation, the Company shall not dispose of any its Globex shares.

Board Members attending the Meeting are allowed to provide all information that the Shareholders deem convenient and necessary to make sovereign decisions. This is the proposal we present and await approval.

São Paulo, December 23, 2009.

THE MANAGEMENT

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 23, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Senior Executive Operating Vice-President
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.